[redacted]

11022591

RECEIVED
2011 JUN 15 PM 2:01
SEC / TM

oyc 6/20/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 34th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald Jaeger 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Advisors, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires 11/26/14

Signature

Senior Managing Director

Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 16th DAY OF Feb. 2011.

BY

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

CONTENTS

MLGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member of
S. Goldman Advisors, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of S. Goldman Advisors, LLC and Subsidiary (the "Company") as of December 31, 2010, and the related consolidated statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of S. Goldman Advisors, LLC and Subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MLGW, LLP

New York, New York
February 23, 2011

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 1,695,449
Fees receivable	3,447,891
Property and equipment net of accumulated depreciation of $58,077	478,228
Organization costs, net of accumulated amortization of $50,175	108,921
Prepaid expenses and other assets	697,523
Total Assets	$ 6,428,012

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$ 1,184,805
Minority interest in net assets of subsidiary	563,941
Member's equity	4,679,266
Total Liabilities and Member's Equity	$ 6,428,012

The accompanying notes are an integral part of these consolidated financial statements.

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Advisory and management fee income	$ 12,492,663
Performance fees	2,317,526
Underwriting income	2,166,124
Interest income	8,077
Total Revenues	16,984,390
EXPENSES	
Compensation and benefits	8,279,009
Professional fees	510,489
Rent and occupancy costs	178,095
Communications and data processing	97,463
Regulatory fees	78,351
Other operating expenses	548,021
Total Expenses	9,691,428
Income before minority interest in income of consolidated subsidiary	7,292,962
Minority interest in income of consolidated subsidiary	(245,208)
Income before provision for income taxes	7,047,754
Provision for income taxes	
Current	200,000
Deferred	60,000
Total provision for income taxes	260,000
Net income	6,787,754
Pension Adjustment	(353,988)
Comprehensive Income	$ 6,433,766

The accompanying notes are an integral part of these consolidated financial statements.

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Equity	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2010	1,197,859	72,512	1,270,371
Net income	6,787,753	0	6,787,753
Member's contributions	100,000	0	100,000
Member's distributions	(3,124,870)	0	(3,124,870)
Pension adjustment	0	(353,988)	(353,988)
Balance, December 31, 2010	4,960,742	(281,476)	4,679,266

The accompanying notes are an intergral part of these consolidated financial statements.

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,433,766
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	89,956
Minority interest in income of subsidiary	245,208
Changes in operating assets and liabilities:	
Increase in fees receivable	(1,991,992)
Decrease in due from affiliates	184,823
Increase in prepaid expenses and other assets	(497,992)
Increase in accrued expenses and other liabilities	540,344
Net Cash Provided by Operating Activities	5,004,113
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisitions of property and equipment	(536,305)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	100,000
Member's distributions	(3,124,870)
Net Cash Used in Financing Activities	(3,024,870)
Net Increase in Cash and Cash Equivalents	1,442,938
Cash and Cash Equivalents - January 1, 2010	252,511
Cash and Cash Equivalents - December 31, 2010	$ 1,695,449
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for UBT taxes	$ 200,000

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company and continues indefinitely until it is terminated. The member's liability is limited. The Company provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and public offerings and private placements of debt and equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiary S. Goldman Asset Management, LLC ("SGAM"). All material intercompany balances and transactions have been eliminated in consolidation.

SGAM provides investment advisory services to its clients for which it earns fees.

b) Revenue Recognition

Underwriting income include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting income revenue also includes fees earned from providing merger and acquisition and financial restructuring advisory services. Underwriting income revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

c) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements. However the Company is liable for NYC Unincorporated Business Taxes ("UBT").

SGAM, the subsidiary, is not subject to federal or state income taxes. Each member of the entity is individually liable for income taxes, if any, on their proportionate share of SGAM's net taxable income. Accordingly, no provision for Federal or State income taxes is reflected in the accompanying financial statements. However, SGAM is liable for NYC Unincorporated Business Taxes ("UBT").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes (cont'd)

The provision for New York City Unincorporated Business taxes consists of the following:

Current	$ 200,000
Deferred	60,000
	$ 260,000

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, The Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2010, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

e) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

f) Organization Costs

The Company amortizes organization costs on a straight-line basis over their estimated useful lives, which average five years. Amortization expense charged to operations during 2010 was $31,579.

g) Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

h) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010:

Furniture and fixtures	$ 190,943
Equipment	89,909
Leasehold improvements	255,453
	536,305
Less: accumulated depreciation and amortization	58,077
	$ 478,228

Depreciation and amortization amounted to $58,077 in 2010.

4. RELATED PARTY TRANSACTIONS

The Company paid a monthly fee to an entity which is wholly owned by the sole member of the Company. The monthly payment represented the Company's allocable share of rent, utilities and escalations. The amounts paid to the affiliate totaled approximately $43,000 for the year ended December 31, 2010. The agreement was terminated in May 2010.

The Company had amounts due from SGAM, its majority owned subsidiary. The amount due totaled approximately $734,000 and represented advisory fees due to the Company and SGAM's allocated share of overhead and administrative costs for the year ended December 31, 2010. These amounts were eliminated in consolidation.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2010, the Company's net capital was $1,488,703 which was $1,388,703 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

6. COMMITMENTS AND CONTINGENCIES

In December 2009, the Company entered into sublease agreement for new office space. The monthly lease payment is currently $22,600 and the lease is scheduled to terminate in April 2019. The lease contains provisions for escalations based upon increases in certain costs incurred by the lessor. Rent expense totaling $178,095 is charged to the financial statements for the year ended December 31, 2010. Rental payments due under the lease are being expenses over the lease term on a straight-line basis.

7. COMMITMENTS AND CONTINGENCIES (CONT'D)

The following is the aggregate future minimum lease payments due under the current lease obligations:

Year Ending December 31,	
2011	$ 271,248
2012	271,248
2013	271,248
2014	273,732
2015	301,056
2016 and thereafter	1,003,520
	$ 2,392,052

8. PENSION PLANS

a) Defined Benefit Plan

In 2007, the Company established the S. Goldman Advisors, LLC Pension Plan (the "Plan"), a defined benefit plan, which covers substantially all employees of the Company. As of December 31, 2010, this plan was unfrozen. Pension benefits are based primarily on years of service and levels of compensation. Participants vest in their accrued retirement benefit, as defined, as follows: 20% after two years of service and an additional 20% per year thereafter.

The following tables set forth further information about the Company's defined benefit plan as of and for the year ended December 31, 2010:

Obligations and Funded Status	
Benefit obligation	$ 953,990
Plan assets at fair value	1,002,345
Funded Status	$ 48,355
Accumulated benefit obligation	$ (675,826)
Employer contributions	500,000
Benefits paid	0

8. PENSION PLANS (cont'd)

a) Defined Benefit Plan (cont'd)

Amounts recognized in the statement of financial position consist of:

Prepaid Pension Cost	$ 329,830

Amounts recognized in accumulated other comprehensive income consist of:

Balance - January 1, 2010	$ 350,742
Unrecognized Gains	(69,266)
Balance - December 31, 2010	$ (281,476)

The following assumptions were used in accounting for the Plan:

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31, 2007	
Discount rate	6.0%
Rate of compensation increase	.0%
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for the Year December 31, 2010	
Discount rate	5.81%
Expected return on Plan assets	7.00%
Rate of compensation increase	.0%

The expected rate of return on Plan assets is determined by the Plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

8. PENSION PLANS (cont'd)

a) Defined Benefit Plan (cont'd)

The percentage of the fair value of total Plan assets held as of December 31, 2010 (the measurement date) by asset category is as follows:

Equity securities	56%
Cash	44%
Total	100%

The Company's investment strategy is to invest in equity securities. Accordingly, the composition of the Company's Plan assets is broadly characterized as a 70%/30% allocation between equity and cash in light of recent market conditions.

No Plan assets are expected to be returned to the Company during 2011.

b) 401(k) Plan

In 2008, the Company formed a new qualified 401(k)/profit sharing plan retirement plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. The Company's voluntary contribution will vary depending on the profitability of the Company. The Company's voluntary contributions amounted to $98,388 in 2010.

9. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's consolidated subsidiary, SGAM:

Total assets	$ 2,527,618
Total members' equity	$ 1,124,300
Less total minority interest	563,941
Net members' equity	$ 560,359

The members' equity of the above entity is not included as capital in the consolidated computation of the Company's net capital. In addition amounts due from SGAM totaling approximately $735,000 have been deducted from the Company's net capital as of December 31, 2010.

SUPPLEMENTAL INFORMATION

SCHEDULE I

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2010

NET CAPITAL	
Total member's equity as of December 31, 2010	$ 4,679,266
Less member's equity not allowable for net capital at December 31, 2010	560,359
Total member's equity qualified for net capital as of December 31, 2010	4,118,907
ADDITIONS	
Deferred income taxes	60,000
DEDUCTIONS AND/OR CHARGES	
Fees Receivable	1,063,118
Due from affiliates	734,604
Property and equipment, net	478,228
Prepaid expenses and other assets	410,853
Haircuts on money market funds	3,401
Total Deductions and/or Charges	2,690,204
NET CAPITAL	$ 1,488,703
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $100,000)	$ 100,000
EXCESS NET CAPITAL	$ 1,388,703
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 194,616
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.13:1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2010 and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing as of December 31, 2010.

Net capital as reported in the Company's (unaudited) FOCUS report	$ 1,630,519
Adjustments to:	
Accrued expenses and other liabilities	(141,816)
NET CAPITAL	$ 1,488,703

The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE II

S. GOLDMAN ADVISORS, LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (i) of the rule.

The accompanying notes are an integral part of these consolidated financial statements.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Member of
S. Goldman Advisors, LLC and Subsidiary

In planning and performing our audit of the consolidated financial statements of S. Goldman Advisors, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

MZBW, LLP

New York, New York
February 23, 2011

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors and Member of
S. Goldman Advisors, LLC and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by S. Goldman Advisors, LLC and Subsidiary (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements journal and general ledger at December 31, 2010 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, income statement and general ledger noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, income statement and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MLGW LLP

New York, New York
February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067229 FINRA DEC
S GOLDMAN ADVISORS LLC 8*8
825 3RD AVE 34TH FL
NEW YORK NY 10022-7519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 40,633

B. Less payment made with SIPC-6 filed (exclude interest) (12,332)
7-19-2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 28,301

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 28,301

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 28,301

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

S GOLDMAN ADVISORS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of FEBRUARY, 2011.

Chief FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2010 and ending DECEMBER 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,795,563
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1,738,185
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	280,707
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	280,707
2d. SIPC Net Operating Revenues	$ 16,253,041
2e. General Assessment @ .0025	$ 40,633

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